SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

NOVADIGM, INC.
(Name of Subject Company (Issuer))

NOVADIGM, INC.
(Name of Filing Person (Issuer))

Options Under Novadigm, Inc.’s 1992 Stock Option Plan,
1999 Nonstatutory Stock Option Plan and 2000 Stock Option Plan
to Purchase Common Stock, Par Value $.001 Per Share,
Held by Certain Option Holders
(Title of Class of Securities)

669937 10 4
(CUSIP Number of Underlying Class of Securities)

Wallace D. Ruiz
Vice President, Chief Financial Officer and Treasurer
Novadigm, Inc.
One International Blvd.
Mahwah, New Jersey 07495
(201) 512-1000

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

copies to:
Mark D. Wood, Esq.
Katten Muchin Zavis Rosenman
525 West Monroe Street, Suite 1600
Chicago, Illinois 60661
(312) 902-5200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$8,656,450	$700.31

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,191,063 shares of common stock of Novadigm, Inc. having an aggregate value of $8,656,450, based on the Black-Scholes option pricing model as of May 28, 2003, will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #11 for Fiscal Year 2003 equals $80.90 per $1,000,000 of the aggregate value of the securities proposed to be acquired.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
ITEM 12. EXHIBITS
SIGNATURE
INDEX TO EXHIBITS
EXHIBIT (A)(1)(A)
EXHIBIT (A)(1)(B)
EXHIBIT (A)(1)(C)
EXHIBIT (A)(1)(D)
EXHIBIT (A)(5)(A)
EXHIBIT (D)(3)

INTRODUCTORY STATEMENT

     This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to our offer to exchange options to purchase shares of our common stock, par value $.001 per share, held by our employees, other than our executive officers, for new options to purchase shares of our common stock at a per share exercise price equal to the fair market value of one share of our common stock on the date of issuance of the new options, upon the terms and subject to the conditions in the Offer to Exchange dated May 29, 2003 attached hereto as Exhibit (a)(1)(A) (the “Offer to Exchange”) and the related Letter of Transmittal attached hereto as Exhibit (a)(1)(B) (the “Letter of Transmittal”).

     The information in the Offer to Exchange and the Letter of Transmittal is incorporated herein by reference in answer to all applicable items in this Schedule TO, except as otherwise set forth below.

ITEM 12. EXHIBITS

(a)(1)(A)*	Offer to Exchange dated May 29, 2003.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of E-mail Message to Eligible Option Holders Regarding Offer.

(a)(1)(D)*	Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.

(a)(5)(A)*	Press Release issued by Novadigm on May 29, 2003.

(b)	Not applicable.

(d)(1)	Novadigm, Inc. 1992 Stock Option Plan, as amended, and Form of Stock Option Agreement (incorporated herein by reference to Exhibit 4.1 to our Registration Statement on Form S-8 filed with the SEC on November 24, 1998 (File No. 333-67877)).

(d)(2)	Novadigm, Inc. 1999 Nonstatutory Stock Option Plan and Form of Stock Option Agreement (incorporated herein by reference to Exhibit 10.28 to our Annual Report on Form 10-K for the fiscal year ended March 31, 2002).

(d)(3)*	First Amendment to the Novadigm, Inc. 1999 Nonstatutory Stock Option Plan.

(d)(4)	Novadigm, Inc. 2000 Stock Option Plan and Form of Stock Option Agreement (incorporated herein by reference to Exhibit 4.1 to our Registration Statement on Form S-8 filed with the SEC on November 19, 2001 (File No. 333-73656).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Novadigm, Inc.

/s/ WALLACE D. RUIZ

Wallace D. Ruiz Vice President, Chief Financial Officer and Treasurer

Date: May 29, 2003

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange dated May 29, 2003.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of E-mail Message to Eligible Option Holders Regarding Offer.

(a)(1)(D)	Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.

(a)(5)(A)	Press Release issued by Novadigm on May 29, 2003.

(d)(3)	First Amendment to the Novadigm, Inc. 1999 Nonstatutory Stock Option Plan.